Exhibit (a)(1)

October 7, 2014

Dear Dividend Capital Diversified Property Fund Inc. Class E Stockholder:

On September 24, 2014, Coastal Realty Business Trust (“CRBT”), an affiliate of MacKenzie Capital Management, LP, commenced an unsolicited offer to purchase up to 8,400,000 shares of the unclassified shares of common stock (referred to as “Class E” common stock) of Dividend Capital Diversified Property Fund Inc. (the “Company”) at a price of $3.50 per share in cash (the “CRBT Offer”). After carefully evaluating the CRBT Offer and consulting with our management and outside legal advisor, the Board of Directors of the Company recommends that you reject the CRBT Offer and not tender your shares. As more fully set forth in the enclosed Schedule 14D-9, we believe that the CRBT Offer is not in the best interests of our stockholders because, among other reasons, the Board believes that the offer price is less than the current and potential long-term value of the Class E shares. We believe that you should view CRBT as an opportunistic purchaser that is attempting to acquire your shares cheaply in order to profit at your expense.

The Board acknowledges that each stockholder must evaluate whether to tender his or her Class E shares pursuant to the CRBT Offer and that because there is no trading market for the Class E shares, and because the Company cannot currently provide full liquidity through the Class E share redemption program, an individual stockholder may determine to tender based on, among other things, his or her individual liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her shares in either offer, each stockholder should keep in mind that (a) the Board has the right to amend, suspend or terminate the Company’s Class E share redemption program at any time and (b) the Board makes no assurances with respect to (i) future distributions (which are set and can change periodically) or (ii) the timing of or ability to provide liquidity to the stockholders.

We appreciate your trust in the Company and its Board of Directors and thank you for your continued support. We encourage you to follow the Board of Directors’ recommendation and not tender your shares.

Sincerely,

Richard D. Kincaid

Chairman of the Board

Dividend Capital Diversified Property Fund Inc.

518 Seventeenth Street, Suite 1700, Denver, CO 80202 303-869-4600